LAW and MEDIATION OFFICES
HENRY C. CASDEN

                                                                         77-770 COUNTRY CLUB DRIVE, SUITE E
                            PALM DESERT, CALIFORNIA 92211
                TELEPHONE:  760.989.4030
                           FACSIMILE:  760.406.5799

   Founding Member Mediation Panel
                            Riverside County Superior Court

             Graduate Straus Institute for
             Alternative Dispute Resolution

By Facsimile (703) 813-6967
By Edgar Filing

November 5, 2010

Mr. Donald Field
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re:  Empire Global Gaming (“EGGI”)
       Registration Statement on Form S-1
       Filed September 22, 2010
                       File No. 333-169531

Dear Mr. Field:

This letter is written in response to your comment letter to EGGI dated October 18, 2010.  We have endeavored to respond to your comments and to make changes that you have requested in the above referenced comment letter and in that regard we will be sending you the amended S-1 filing together with another “mark-up draft” indicating all of the changes made therein by edgar filing.  Please note that our numbering of the paragraphs below are consistent with the numbers of the comments in your letter of October 18, 2010.  Please also note also that page numbers may have changed because of the inclusion of additional text required to conform the S-1 to include your comments and requested changes.

Registration Statement Cover Page

1. We have deleted footnote #3 and have changed the filing fee calculation to $178.25 in the chart under “Amount of Registration Fee”.

Prospectus Cover Page

2.  This offering is self-underwritten, meaning the shares will be sold by Empire Global Gaming, Inc.’s officers and directors, without the use of an underwriter on a best efforts basis.

3.  This prospectus will not be used before the effective date of the registration statement. We have changed the date of the Prospectus.

Prospectus Summary

Our Business

4.  See changes made.

5.  So noted and changed to $63,087.  Added burn rate of $17,000 per month.  See additional language inserted as requested.

6.  So changed per comment.

7.  See page 30.  The Company’s website has been launched and has not been advertised or promoted yet. Empire Global Gaming, Inc. currently has no revenue and has net losses consisting of pre-operating and start-up expenses, of $63,087.  Within the next thirty days EGGI will launch its e-commerce section of http://www.empireglobalgaminginc.com and commence marketing the Class II and Class III products to the general public. EGGI expects significant revenue to be generated through its website promotion.  195 different products ranging from $3.00 up to $5,700

Empire Global Gaming, Inc.’s common stock is not listed on any recognized exchange or quoted on any quotation medium.  There can be no assurance that its common stock will ever develop a market.  The Company’s auditors have issued a going concern opinion on our audited financial statement that raises substantial doubt as to our ability to continue as a going concern.  The company’s fiscal year end is December 31.

The Offering

8.  No Symbol for Common Stock…There is no trading market for our common stock.  We intend to apply for a quotation on the Over-the-Counter Bulletin Board.  We will require the assistance of a FINRA Member market- maker to apply for quotation but there is no guarantee that a market-maker will agree to assist us.

Summary Financial Data

9.  So noted and deleted.

10.  We have deleted the acronym “ADR” and “EGGI” per your comment.

Risk Factors

11.  See changes.

We are a development stage company with no prior operating history

12.  So noted and changed.

13.  So noted and changed.

Insiders will continue to have substantial control over the company

14.  So noted and changed.

We will incur significant increased costs as a result of operating

15.  So noted and changed.

The gaming industry is highly regulated and we must adhere

16.  Management estimates that legal costs in connection obtaining and maintaining licenses for the operation of the business will depend on the complexity of matters and the time it takes for attorneys to deal with any licensing issues, but management estimates that it may incur legal costs of as much as $75,000 to $100,000 to obtain licenses and a nominal amount of legal fees thereafter to maintain such licenses in the future based upon conversations with lawyers who would be asked to perform legal services in connection therewith.

Use of Proceeds

17.  See changes made consistent with comments.

18.  See changes made consistent with comments.

19.  See changes made consistent with comments.

20.  Deleted the fifth sentence per comments.

21.  $ sign added.  See changes made consistent with comments.

22.  See changes made consistent with comments in paragraph below table.

Dilution

23.  Made changes as requested.

Directors, Executive Officers, Promoters and Control Persons

Identification of Officers and Directors

24.  So added per request.

No Involvement in Certain Legal Proceedings

25.  So changed per your comment.

Market for Common Equity and Related Stockholder Matters

Price Range of Securities

26.  See changes made per your comment.

Shares Eligible for Future Sale

27.  So changed per comment.

28.  So changed per comment.

Description of Business

Company Overview, Business Development, History and Organization

29.  See changes in the description of the business inserted into the paragraph referenced in your comment letter.

30.  See language inserted to cover comment.

31.  See language inserted to respond to your comment.

32.  See changes made.

Plan of Operations-In General

33.  See changes made.

34.  See changes made.

35.  See changes made.

Research and development in the last two years

36.  Changed pursuant to comments and deleted.

Management’s Discussion and Analysis of Financial Condition and Plan of Operation

37.   Changed pursuant to comments.

38.   Changed pursuant to comments.

39.  Added as requested.

40.  Added as requested.

Cash Flows and Capital Resources

41.  Changes made as requested.

42.  Changes made as requested.

43.  Changes made per request.

Certain Relationships and Related Party Transactions

Transactions with Management and Others

44.   Changes made as requested.

45.   So noted and changes made.

46.   See changes made per comment.

Executive Compensation

47.  See changes made.

48.  See changes made.

49.  See changes made.

Security Ownership of Certain Beneficial Owners

50.  See changes made.

Employment Contracts and Compensation Arrangements of Services Provided as a Director

51.  See changes made.

Financial Statements

Accountants Report

52.  See changes made.

53.  See changes made.

Balance Sheet, F-2

54.  See changes made.

Statement of Changes in Shareholders’ Deficit, page F-4

55.  See changes made.

Note 2, Going Concern, page F-10

56.  See changes made.

Note 4. Related Party Transactions, page F-12

57.  See changes made.

Note 5, Subsequent Events, page F-12

58.  See changes made.

Note 6, Common Stock, page F-12

59.  See changes made.

60.  See changes made.

Age of Financial Statements

61. See changes.

Accountants’ Consent

62.  See changes.

63.  See changes.

Item 14.  Indemnification of Directors and Officers, page II-1

64.  See changes made.  Indemnification provisions are located in By-Laws, Article X.  The Articles of Incorporation were not amended because the By-Laws in Article X include the indemnification provisions.

Item 15, Recent Sales of Securities, page II-3

65.  Information provided as requested.

Item 17, Undertakings, page II-4

66.  Please see changes to undertaking as requested.

Signatures, page II-7

67.  Changed as requested

68.   Changed as requested.

Exhibit 5.1 Opinion and Consent of Counsel

69.  Counsel opinion amended.

Exhibit 10.1, License Agreement

70.  Information inserted as requested.

71.  There are four patents relating to roulette.  Other patents not related to roulette were inadvertently included in error.  See License Agreement schedules.

Exhibit 99.1, Subscription Agreement

72.  We have deleted the first sentence to conform to your comment.

We look forward to completion of the above comment process and to obtain an effective date of the registration statement as soon as possible.  Thank you.

Very truly yours,

Henry C. Casden

HENRY C. CASDEN
cc:  Client